EXHIBIT 99.1

Osisko Development Announces Nomination of Keith McKay to the Board of Directors and Proposes Name Change to Osisko Gold Group Inc. at Upcoming Annual and Special Meeting of Shareholders

MONTREAL, June 02, 2026 (GLOBE NEWSWIRE) -- Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") announces its upcoming annual and special meeting (the "Meeting") of holders of common shares of the Company (the "Shareholders"), to be held on June 23, 2026 at 1:30 p.m. (Eastern time) at First Canadian Place, 100 King St. W., Suite 3400, Toronto, Ontario, M5X 1A4.

Director Nomination

As non-executive director Mr. Duncan Middlemiss will not be standing for re-election at the upcoming Meeting, the Company has nominated Mr. Keith McKay for election to the Board of Directors. The Company has also nominated the other incumbent directors for re-election at the Meeting.

"On behalf of the Board and management team, I would like to thank Duncan for his valuable contributions and dedicated service," said Sean Roosen, Chairman and CEO. "We've greatly benefited from his guidance and commitment during his tenure, and we wish him all the best in his future endeavours."

Mr. McKay is a Chartered Professional Accountant with over 45 years of experience in finance and executive leadership, primarily in the mining and natural resources sector. He has extensive expertise in public company reporting, financing, mergers and acquisitions, risk management, and governance. Mr. McKay currently serves as Chief Financial Officer of Dalradian Resources Inc., a position he has held since June 2010. Mr. McKay has significant board experience, having served as a director and Audit Committee Chair of several publicly listed mining companies, including Osisko Mining Inc., O3 Mining Inc., and Noront Resources Ltd. Over the course of his career, he has held senior executive roles, including Chief Financial Officer of Continental Gold Ltd., Andina Minerals Inc., and Aurelian Resources Inc., as well as senior finance positions with AMEC Canada, Algoma Steel Inc., and Rio Algom Ltd. Mr. McKay obtained his Chartered Accountant designation in 1981 with Coopers & Lybrand (now PricewaterhouseCoopers LLP) and holds a Bachelor of Arts degree from Western University.

Proposed Name Change

At the upcoming Meeting, the Company is proposing that Shareholders consider a change of the Company's name to "Osisko Gold Group Inc." to better reflect its evolution toward a primary gold and precious metals-focused asset base in North America. Management believes the proposed name change is timely as the Company enters a new chapter, underpinned by the continued de-risking and advancement of its fully permitted Cariboo Gold Project.

Additional information regarding the Meeting, matters to be considered at the Meeting, and voting can be found in the management information circular of Osisko Development dated May 11, 2026, filed with securities regulators and available on the Company's website at www.osiskodev.com and on SEDAR+ (www.sedarplus.ca) under Osisko Development's issuer profile.

ABOUT OSISKO DEVELOPMENT CORP.

Osisko Development Corp. is a continental North American gold development company focused on past producing mining camps with district-scale potential. The Company's objective is to become an intermediate gold producer through the development of its flagship, fully permitted, 100%-owned Cariboo Gold Project, located in central British Columbia, Canada. Its project pipeline is complemented by the Tintic Project, located in the historic East Tintic mining district in Utah, U.S.A., a brownfield property with significant exploration potential, extensive historical mining data, and access to established infrastructure. Osisko Development is focused on developing long-life mining assets in mining-friendly jurisdictions while maintaining a disciplined approach to capital allocation, development risk management, and mineral inventory growth.

For further information, contact:

Sean Roosen	Philip Rabenok
Chairman and CEO	Vice President, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward-looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, as amended) (collectively, "forward-looking statements"). Such forward-looking statements are identified with words such as "may", "will", "would", "could", "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee", "objective", "strategy", variants of these words or the negative or comparable terminology, as well as terms usually used in the future and the conditional. Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including the assumptions, qualifications, limitations or statements pertaining to: the proposed timing of the Meeting; the proposed name change and anticipated benefits thereof; the Company's objective to become an intermediate gold producer; the Company's evolution toward a primary gold and precious metals-focused asset base in North America; the continued de-risking and advancement of the Cariboo Gold Project; the ability to develop the Cariboo Gold Project and its status as being fully permitted; the exploration potential and prospectivity (if any) of its properties. Such forward-looking statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. These assumptions include, but are not limited to: obtaining requisite shareholder approval at the Meeting; the absence of further work stoppages or suspensions at the Project; favourable regulatory conditions and approvals; the ability to maintain adequate personnel and contractor levels; the absence of unforeseen ground conditions or other geological challenges; the availability of necessary equipment, supplies and infrastructure; and general economic and market conditions. Actual results could differ materially due to a number of factors, including, without limitation: receipt of requisite shareholder approval at the Meeting; risks related to the exploration, development and operation of the Cariboo Gold Project; health, safety and security incidents; regulatory delays or changes in regulatory framework and applicable laws; labour shortages or disputes; general economic and market conditions and business conditions in the mining industry; fluctuations in commodity and currency exchange rates; changes in regulatory framework and applicable laws, as well as those risks and factors disclosed in the Company's most recent annual information form, financial statements and management's discussion and analysis as well as other public filings on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov). Although the Company believes the expectations conveyed by the forward-looking statements are reasonable based on information available as of the date hereof, no assurances can be given as to future results, levels of activity and achievements. The Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. Forward-looking statements are not guarantees of performance and there can be no assurance that these forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.